Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless the context requires otherwise, the words “we,” “us,” “our,” “our company,” “our business” “the Company” and “MGT” refer collectively to MGT Capital Investments, Inc., a Delaware corporation, and its subsidiaries.

MGT Capital Investments, Inc., has common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The authorized capital stock of MGT consists of 2,500,000,000 shares of common stock, $0.001 par value per share, and 8,500,000 shares of preferred stock. This summary is qualified in its entirety by reference to MGT Capital Investments, Inc.’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated By-laws, as amended (the “By-laws”), which are incorporated herein by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to MGT Capital Investments, Inc.’s Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read the Charter, the By-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Common Stock

The holders of common stock are entitled to one vote per share. Our Charter does not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of MGT Capital Investments, Inc. (the “Board”) out of legally available funds.

Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution, after distributions to the holders of our preferred stock, if any. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board and issued in the future.

Antitakeover Effects of Provisions of Charter Documents and Delaware Law

Charter Documents. Our Charter, and our Bylaws, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, our bylaws limit who may call special meetings of the stockholders. Our Charter does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our Bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of our Charter and Bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company.

DGCL Section 203. The Company is not subject to Section 203 of the DGCL, which imposes certain restrictions on transactions with interested stockholders, as defined.

Listing

Our common stock is traded on the OTC QB tier of OTC Markets LLC under the symbol “MGTI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598.